Exhibit 21

Subsidiaries of Fuse Science, Inc.

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Ownership

FS Consumer Products Group, Inc.	Florida	100%
Ultimate Social Network, Inc.	Nevada	60%
Spiral Energy Tech, Inc.	Nevada	51%